Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

November 30, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated June 30, 2017 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated June 30, 2017 contained in the Company’s Registration Statement (No. 333-218604-02) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Capped GEARS	November 27, 2017	A181
Buffered Accelerated Return Equity Securities due January 2, 2019	November 27, 2017	K911
Buffered Accelerated Return Equity Securities due December 3, 2019	November 27, 2017	K912
Digital Buffered Notes due June 2, 2021	November 27, 2017	K917
Absolute Return Digital Barrier Securities due December 1, 2022	November 27, 2017	T1137
Accelerated Barrier Notes due December 1, 2022	November 27, 2017	T1138
Accelerated Barrier Notes due December 1, 2022	November 27, 2017	T1148
12.00% per annum Contingent Coupon Autocallable Yield Notes due November 30, 2020	November 27, 2017	U2367
9.00% per annum Contingent Coupon Autocallable Yield Notes due November 30, 2020	November 27, 2017	U2369

9.50% per annum Contingent Coupon Autocallable Yield Notes due May 29, 2020	November 27, 2017	U2372
7.00% per annum Contingent Coupon Autocallable Yield Notes due February 28, 2019	November 27, 2017	U2373
5.50% per annum Contingent Coupon Autocallable Yield Notes due May 30, 2019	November 27, 2017	U2374
8.50% per annum Contingent Coupon Autocallable Yield Notes due February 28, 2019	November 27, 2017	U2375
10.00% per annum Contingent Coupon Autocallable Yield Notes due May 30, 2019	November 27, 2017	U2389
5.75% per annum Contingent Coupon Callable Yield Notes due November 30, 2022	November 27, 2017	U2393
6.00% per annum Contingent Coupon Autocallable Yield Notes due May 30, 2019	November 27, 2017	U2397
9.00% per annum Contingent Coupon Callable Yield Notes due May 28, 2021	November 27, 2017	U2402

5.00% per annum Callable Contingent Coupon Buffered Securities due November 30, 2022	November 27, 2017	U2407
5.60% Callable Daily Range Accrual Securities due May 30, 2025	November 27, 2017	U2422